Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED FEBRUARY 24, 2014

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 12, 2013, November 22, 2013, November 27, 2013, January 3, 2014, January 27, 2014 and February 7, 2014. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of February 24, 2014.

RECENT DEVELOPMENTS

New Multifamily Development Project

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio” beginning at page 4 of the prospectus, and “OUR INVESTMENTS” beginning at page 73 of the prospectus.

Aura at The Rim, San Antonio, Texas

On February 18, 2014, through GGT Rim TX Holdings, LLC, a Delaware limited liability company (the “CGP JV Partner”), a wholly owned subsidiary of our operating partnership, we entered into a limited liability company agreement, more fully described below (the “Aura at The Rim JV Agreement”) with Akard Street The Rim, LLC, a Delaware limited liability company (the “Akard JV Partner”), and TRG Rim, L.P., a Delaware limited partnership (the “Trinsic JV Partner,” and collectively, with the CGP JV Partner and/or the Akard JV Partner, the “JV Partners”) for the purpose of forming GGT TRG Rim TX, LLC, a Delaware limited liability company (the “Aura at The Rim Joint Venture”). The Trinsic JV Partner is an affiliate of Trinsic Residential Group LP (“Trinsic”), and the Akard JV Partner is an affiliate of Hunt Realty Investments, Inc. (“Hunt Realty”).

On February 18, 2014, the Aura at The Rim Joint Venture acquired a fee simple interest in an approximately 11.2-acre parcel of land located within The Rim, a mixed-use development in northwest San Antonio, Bexar County, Texas (the “Aura at The Rim Property”) pursuant to an assignment of a purchase and sale agreement, as amended, between, GDG Overlook LLC, as the seller, and Trinsic Acquisition Company, LLC, an affiliate of Trinsic, as the buyer. The Aura at The Rim Joint Venture will develop, construct and operate the Aura at The Rim Property as a 308-unit “Class A” urban style multifamily residential community, which will be known as “Aura at The Rim” (the “Aura at The Rim Project”). The Aura at The Rim Project will consist of 3 residential apartment buildings having a total net rentable area of approximately 263,619 square feet, and an average gross unit size of approximately 856 square feet. Among its amenities, the Aura at The Rim Project will feature a clubhouse, business center, fitness center, resort-style pool, and approximately 463 parking spaces, including 37 garages and 78 carports. The Aura at The Rim Project will be our first multifamily development project in San Antonio, and our fifth in the State of Texas.

The total project budget for the Aura at The Rim Project is $39.2 million, including the purchase price of the Aura at The Rim Property in the amount of $5.8 million, plus closing costs, and construction and other development costs. The acquisition of the Aura at The Rim Property on February 18, 2014 was funded with the capital contributions of the JV Partners, as described below. Although no binding agreements have been entered into as of the acquisition date, the Aura at The Rim Joint Venture anticipates entering into and closing by April 18, 2014 on a construction loan in the amount of $27.5 million, to fund the balance of development, construction and other costs associated with the Aura at The Rim Project (the “Construction Loan”). Trinsic, or another entity acceptable to the CGP JV Partner, will provide all guaranties required in connection with the Construction Loan, including completion and cost guaranties, as required by the CGP JV Partner or the lender for the Construction Loan.

Generally, in the event that the Aura at The Rim Joint Venture does not enter into and close on an acceptable Construction Loan by April 18, 2014, the CGP JV Partner will have the right, but not the obligation, to sell its entire interest in the Aura at The Rim Joint Venture to the Trinsic JV Partner for a purchase price equal to the amount of the CGP JV Partner’s total capital contributions to the Aura at The Rim Joint Venture (the “Put Option”); and Trinsic has guaranteed the obligation of the Trinsic JV Partner under the Put Option. In addition, the Trinsic JV Partner’s obligations under the Put Option are secured by all distributions from a major capital event that are payable to an affiliate of Trinsic and the principles of the Trinsic JV Partner pursuant to the joint venture agreement governing our existing joint venture relating to the multifamily development project known as Aura Castle Hills in Lewisville, Texas (the “Aura Castle Hills Project”). Further, the CGP JV Partner can thereafter cause the sale of the Aura at The Rim Property, in which event, distributions from such sale will be payable first to the CGP JV Partner and the Akard JV Partner pro rata until their respective capital contributions have been returned, then to the Trinsic JV Partner until its capital contributions have been returned, and then thereafter pro rata to the JV Partners.

Trinsic will serve as the developer of the Aura at The Rim Project under the terms of a development agreement dated February 18, 2014 (the “Aura at The Rim Development Agreement”). Trinsic has agreed to develop, construct and deliver the Aura at The Rim Project at a guaranteed maximum price of $39.2 million, which includes a development fee equal to 3% of the final project budget. The development fee will be paid first in the amount of 25% of the total fee at the closing of the Construction Loan. Thereafter, subject to certain withholding provisions for defaults and other circumstances, the development fee will be payable to Trinsic in 18 equal monthly installments over the term of the construction period from the proceeds of the Construction Loan, and to the extent not so permissible, out of the capital contributions of the JV Partners. Pursuant to the Aura at The Rim Development Agreement, Trinsic has provided the Aura at The Rim Joint Venture with an absolute, unconditional and irrevocable guaranty of any construction cost overruns. The Aura at The Rim Development Agreement contains customary representations, warranties, insurance, indemnification, events of default, termination, dispute resolution, and other provisions.

Immediately prior to the closing of the Construction Loan, the Aura at The Rim Joint Venture will enter into a construction agreement (a “Construction Contract”) pursuant to which Trinsic Residential Builders, LLC, an affiliate of Trinsic, will serve as the general contractor for the Aura at The Rim Project (the “General Contractor”). The Construction Contract is expected to provide for a construction fee equal to $1.3 million. Construction will begin following the closing of the Construction Loan. Under the terms of the Aura at The Rim Development Agreement, the General Contractor is required to achieve substantial completion not later than September of 2016, subject to certain excusable delays.

It is currently expected that the leasing and management of the Aura at The Rim Project will be provided by an experienced independent third party property management firm specializing in the on-site management of multifamily properties.

Pursuant to the Aura at The Rim JV Agreement, the CGP JV Partner has agreed to fund capital contributions of up to a maximum of $6.4 million for a 54% interest in the Aura at The Rim Joint Venture, the Akard JV Partner agreed to fund capital contributions of up to a maximum of $4.2 million for a 36% interest in the Aura at The Rim Joint Venture, and the Trinsic JV Partner agreed to fund capital contributions of up to a maximum of $1.2 million for a 10% interest. Under certain circumstances, the members of the Aura at The Rim Joint Venture may be required to contribute additional capital. We, through the CGP JV Partner, are the managing member, although we have delegated to the Trinsic JV Partner the authority to manage certain of the day-to-day operations of the Aura at The Rim Joint Venture, subject to our approval of certain major decisions that require the consent of the CGP JV Partner and to our right to terminate such delegation of authority. The Akard JV Partner has a non-voting interest; provided, however, that in the event the Akard JV Partner no longer owns a direct or indirect interest in the Trinsic JV Partner or the Trinsic JV Partner’s day-to-day operational authority is terminated for cause under the Aura at The Rim JV Agreement, whichever comes first, the Akard JV Partner will become a voting member of the Aura at The Rim Joint Venture, and the Trinsic JV Partner will no longer be a voting member.

Generally, under the terms of the Aura at The Rim JV Agreement, operating cash flow will be distributed on a pro rata basis in accordance with the JV Partners’ respective percentage interests. Upon the occurrence of a major capital event, such as a sale of substantially all of the assets of the Aura at The Rim Joint Venture or refinancing of the Construction Loan, the net proceeds of the capital event generally will be distributed pro rata until accrued and unpaid minimum cumulative operating returns on capital equal to 10.5% per annum are achieved and invested capital is returned. Thereafter, the Trinsic JV Partner will receive a disproportionately higher share of remaining proceeds at varying percentages based on our having achieved certain minimum threshold internal rates of return on its investment. Such distributions would be modified as previously discussed, however, if the CGP JV Partner has caused the sale of the Aura at The Rim Property due to the Trinsic JV Partner’s failure to timely obtain an acceptable Construction Loan.

Generally, at any time 24 months after completion of the Aura at The Rim Project, the CGP JV Partner may make an all cash offer to (i) purchase the interests of the Trinsic JV Partner and the Akard JV Partner in the Aura at The Rim Joint Venture, or (ii) sell its entire interest in the Aura at The Rim Joint Venture to the Trinsic JV Partner and the Akard JV Partner. Whichever of the Trinsic JV Partner or the Akard JV Partner is the voting member, shall have a similar right to make an all cash offer to (a) purchase the entire interest of the CGP JV Partner’s in the Aura at The Rim Joint Venture, or (b) sell its entire interest in the Aura at The Rim Joint Venture to the CGP JV Partner. Whichever of the Trinsic JV Partner or the Akard JV Partner that is not the voting member shall be deemed to make the same election as which of the Trinsic JV Partner or the Akard JV Partner is the voting member of the Aura at the Rim Joint Venture. In the event of any such proposal by a JV Partner, the responding JV Partner or JV Partners, as the case may be, shall be obligated to either (x) accept the proposal, or (y) to elect to purchase the interests of the proposing JV Partner, at a formula price based on the value of the Aura at The Rim Project, less debts, liabilities and expenses, as set forth in the Aura at The Rim Joint Venture Agreement.

Trinsic is a privately-held real estate development company based in Dallas, Texas, and an affiliate of Hunt Realty Investments. Trinsic develops institutional quality Class-A multifamily assets in infill and suburban locations, currently focusing on major Texas markets. Trinsic is capitalized by an affiliate of Hunt Realty. We are not affiliated with Hunt Realty, the Akard JV Partner, Trinsic or the Trinsic JV Partner. However, the Aura at The Rim Project is our third joint venture project with Trinsic and our second joint venture project with Hunt Realty. In November of 2012, we partnered with both Trinsic and Hunt Realty in the acquisition, development and management of the Aura Castle Hills Project. In December of 2012, we partnered with Trinsic in connection with another multifamily development project known as Aura Grand in Katy, Texas, a suburb of Houston.

Certain Investment Considerations. We believe that the acquisition and development of the Aura at The Rim Project adds diversification to our growing portfolio of recently developed multifamily communities and is consistent with our growth strategy to acquire properties that have potential for growth in value, based on a number of considerations, including the following factors. San Antonio’s economy is focused primarily within military, health care, government civil service, financial services, oil and gas and tourism sectors. With an overall population of more than 2.2 million throughout the 8-county metropolitan area, San Antonio is the twenty-fifth largest Metropolitan Statistical Area (MSA) in the United States by 2012 estimates.

In connection with the acquisition of the Aura at The Rim Property, we paid our advisor an Investment Services Fee of $364,795, which is equal to 1.85% of our proportionate share of the purchase price of the Aura at The Rim Property plus budgeted development and construction costs relating to the Aura at The Rim Project. Upon completion of the Aura at The Rim Project, the advisor will determine the actual amounts paid. To the extent actual the acquisition, development and construction costs of the Aura at The Rim Project vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance, such that the Investment Services Fee is ultimately 1.85% of our proportionate share of the amounts expended on such development and construction.

SUMMARY OF REDEMPTION PLAN

The following updates, supplements, amends and should be read in conjunction with the section titled “SUMMARY OF REDEMPTION PLAN,” beginning on page 133 of the prospectus, and other applicable sections of the prospectus referring to the Redemption Plan. The following also corrects and replaces in its entirety the information appearing in the Sticker Supplement dated January 27, 2014 in the section titled “SUMMARY OF REDEMPTION PLAN – Effect of December 2013 NAV and Increased Offering Price on the Redemption Plan” on page 9 of such Sticker Supplement.

Effect of December 2013 NAV and Increased Offering Price on the Redemption Plan

Generally and subject to certain restrictions described in the Redemption Plan, we may redeem shares of our common stock, including fractional shares, at an amount equal to our estimated net asset value per share as published from time to time in our filings with the Commission. Accordingly, the redemption price for shares of our common stock which are redeemed after January 15, 2014 will be an amount equal to the December 2013 NAV, or $9.90 per share, until such time as revised by our board of directors (the “Redemption Price”), subject to the Redemption Cap described below.

The foregoing notwithstanding, the Redemption Price shall in no event exceed an amount (the “Redemption Cap”) equal to the lesser of (x) the current public offering price for shares of the Company’s common stock during the period of any on-going public offering, or $11.00 per share for shares of the Company’s common stock which are redeemed after January 15, 2014, or (y) the purchase price paid by the stockholder (the “Stockholder Purchase Price”). Generally, for purposes of determining the Redemption Cap, the Stockholder Purchase Price would be deemed to be an amount equal to (i) $10.00 per share with respect to shares purchased in our initial public offering that terminated April 7, 2013 or issued as a stock distribution prior to July 1, 2013; (ii) $10.84 per share with respect to shares purchased in the current offering before January 16, 2014; or (iii) $11.00 per share with respect to shares purchased in the current offering after January 15, 2014. The Redemption Cap for shares issued as a stock distribution for the period July 1, 2013 through January 15, 2014 is $9.76 per share; and with respect to shares issued as a stock distribution after January 15, 2014, the Redemption Cap is $9.90 per share, until such time as revised by our board of directors.

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